HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                October 23, 2009

Jessica Kane
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


      Re:   Flexible Solutions International, Inc.
            Registration Statement on Form S-3 Amendment No. 3
            File No. 333-158962


     This office represents Flexible Solutions International Inc. (the "Company"). Amendment No. 3 to the Company's Registration Statement on Form S-3 has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated October 8, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                           Page
                                                                           ----

      1.    Comment complied with.                              1, 2, 3, 10, 18

      2.    Comment complied with.                              Part II, Page 2

      3.    Comment complied with.                              Exhibit 23(b)


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart

WTH:tg